MAILANDER LAW OFFICE, INC.

945 4th Avenue, Ste. 311

San Diego, California 92101

(619) 239-9034

August 2, 2019

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Healthcare and Insurance

100 F Street, N.E.

Washington, D. C. 20549-7010

Attention: Ms. Bonnie Baines, Mr. Kevin Vaughn, Ms. Mary Beth Breslin, Mr. Jeffrey Gabor

Re: Marijuana Company of America, Inc.

Form 10-Q for quarter ended March 31, 2019

File No. 333-229030

Your Correspondence dated May 28, 2019

Dear Ms. Baines, Mr. Vaughn, Ms. Breslin and Mr. Gabor:

This letter follows from Marijuana Company of America, Inc.’s receipt and review of the Commission’s letter dated May 28, 2019. The specific comments below are numbered to correspond to your comment letter concerning the Company’s Form 10-Q/A-1 for the quarter ended March 31, 2019.

Form 10-Q for period ended March 31, 2019 filed May 20, 2019

Condensed Consolidated Interim Financial Statements Statement of Cash Flows, page 7

20. We note your $12,000 impairment of investment in BV joint venture during the three months ended March 31, 2019. Please revise your MD&A to disclose the trigger for this impairment charge, including the timing for this charge after the investment was fully impaired in 2018.

Response: The assignment of the $12,000 impairment to Bougainville Ventures, Inc. joint venture was an error. The $12,000 actually represents an equity loss in the Global Hemp Group, Scio Joint Venture. See our modifications to the Statement of Operations and accordingly Statement of Cash Flows. Upon review of the Company’s joint venture agreement with Global Hemp Group, during the first quarter we issued common shares to three individuals who owned land that was used for joint venture operations.

Note 3--Summary of Significant Accounting Policies Revenue Recognition, page 9

21. Revise your disclosures here to reflect your adoption of ASC 606 as noted in above comment.

Response: The Company will revise its disclosure consistent to reflect adoption of ASC 606 as follows on pages 9-10 of the amended 10-Q:

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For annual reporting periods after December 15, 2017, the Financial Accounting Standards Board (“FASB”) made effective ASU 2014-09 “Revenue from Contracts with Customers,” to supersede previous revenue recognition guidance under current U.S. GAAP. Revenue is now recognized in accordance with FASB ASC Topic 606, Revenue Recognition. The objective of the guidance is to establish the principles that an entity shall apply to report useful information to users of financial statements about the nature, amount, timing, and uncertainty of revenue and cash flows arising from a contract with a customer. The core principal is to recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the Company expects to be entitled in exchange for those goods or services. Two options were made available for implementation of the standard: the full retrospective approach or modified retrospective approach. The guidance became effective for annual reporting periods beginning after December 15, 2017, including interim periods within that reporting period, with early adoption permitted. We adopted FASB ASC Topic 606 for our reporting period as of the year ended December 31, 2017, which made our implementation of FASB ASC Topic 606 effective in the first quarter of 2018. We decided to implement the modified retrospective transition method to implement FASB ASC Topic 606, with no restatement of the comparative periods presented. Using this transition method, we applied the new standards to all new contracts initiated on/after the effective date. We also decided to apply this method to any incomplete contracts we determine are subject to FASB ASC Topic 606 prospectively. For the quarter ended March 31, 2019, there were no incomplete contracts. As is more fully discussed below, we are of the opinion that none of our contracts for services or products contain significant financing components that require revenue adjustment under FASB ASC Topic 606.

Contracts included in our application of FASB ASC Topic 606, for the quarter ended March 31, 2019, consisted solely of sales of our hempSMART™ products made by our sales associates and by us directly through our web site. Regarding our offered financial accounting, bookkeeping and/or real property management consulting services, to date no contracts have been entered into, and thus no reportable revenues have resulted for the fiscal years ended 2017 and 2018, or for the quarter ended March 31, 2019.

In accordance with FASB ASC Topic 606, Revenue Recognition, we are of the opinion that none of our hempSMART™ product sales or offered consulting service, as each are discussed below, have a significant financing component. Our opinion is based upon the transactional basis for our product sales, with revenue recognized upon customer order, payment and shipment, which occurs concurrently. Our evaluation of the length of time between the customer order, payment and shipping is not a significant financing component, because shipment occurs the same day as the order is placed and payment made by the customer. Our evaluation of our consulting services is based upon recognizing revenue as the services are performed for a determinable price per hour. We only recognize revenues as we incur and charge billable hours. Because our hourly fees for services are fixed and determinable and are only earned and recognized as revenue upon actual performance, we are of the opinion that such arrangements are not an indicator of a vendor or customer based significant financing, that would materially change the amount of revenue we recognize under the contract or would otherwise contain a significant financing component under FASB ASC Topic 606.

Product Sales

Revenue from product sales, including delivery fees, is recognized when (1) an order is placed by the customer; (2) the price is fixed and determinable when the order is placed; (3) the customer is required to and concurrently pays for the product upon order; and, (4) the product is shipped. The evaluation of our recognition of revenue after the adoption of FASB ASC 606 did not include any judgments or changes to judgments that affected our reporting of revenues, since our product sales, both pre and post adoption of FASB ASC 606, were evaluated using the same standards as noted above, reflecting revenue recognition upon order, payment and shipment, which all occurs concurrently when the order is placed and paid for by the customer, and the product is shipped. Further, given the facts that (1) our customers exercise discretion in determining the timing of when they place their product order; and, (2) the price negotiated in our product sales is fixed and determinable at the time the customer places the order, and there is no delay in shipment, we are of the opinion that our product sales do not indicate or involve any significant customer financing that would materially change the amount of revenue recognized under the sales transaction, or would otherwise contain a significant financing component for us or the customer under FASB ASC Topic 606.

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Consulting Services

We also offer professional services for financial accounting, bookkeeping or real property management consulting services based on consulting agreements. As of the date of this filing, we have not entered into any contracts for any financial accounting, bookkeeping and/or real property management consulting services that have generated reportable revenues as of the years ended 2017 and 2018 or the quarter ended March 31, 2019. We intend and expect these arrangements to be entered into on an hourly fixed fee basis.

For hourly based fixed fee service contracts, we intend to utilize and rely upon the proportional performance method, which recognizes revenue as services are performed. Under this method, in order to determine the amount of revenue to be recognized, we will calculate the amount of completed work in comparison to the total services to be provided under the arrangement or deliverable. We only recognize revenues as we incur and charge billable hours. Because our hourly fees for services are fixed and determinable and are only earned and recognized as revenue upon actual performance, we are of the opinion that such arrangements are not an indicator of a vendor or customer based significant financing, that would materially change the amount of revenue we recognize under the contract or would otherwise contain a significant financing component under FASB ASC Topic 606.

The Company determined that upon adoption of ASC 606 there were no adjustments converting from ASC 605 to ASC 606 because product sales revenue is recognized upon customer order, payment and shipment, which occurs concurrently, and our consulting services offered are fixed and determinable and are only earned and recognized as revenue upon actual performance.

Note 3--Summary of Significant Accounting Policies Recent Accounting Pronouncements, page 12

22. You disclose here that you adopted ASC 842 for leases as of January 1, 2019 using the modified retrospective method. Revise to provide the disclosures required by ASC 842, including the transitional guidance depicting the adjustments reflecting the impact of your adoption. To the extent you believe there were no adjustments, provide us with your detailed analysis of the literature as it applies to your current leases that supports your position.

Response: The Company will revise its disclosures to include ASC 842 and the associated transitional guidance; see pages 13-14 of the amended Form 10-Q:

In February 2016, the FASB issued ASU 2016-02, Leases (Topic 842). This ASU requires lessees to recognize a lease liability, on a discounted basis, and a right-of-use asset for substantially all leases, as well as additional disclosures regarding leasing arrangements. In July 2018, the FASB issued ASU 2018-11, Leases (Topic 842), which provides an optional transition method of applying the new lease standard. Topic 842 can be applied using either a modified retrospective approach at the beginning of the earliest period presented, or as permitted by ASU 2018-11, at the beginning of the period in which it is adopted.

We adopted this standard using a modified retrospective approach on January 1, 2019. The modified retrospective approach includes a number of optional practical expedients relating to the identification and classification of leases that commenced before the adoption date; initial direct costs for leases that commenced before the adoption date; and, the ability to use hindsight in evaluating lessee options to extend or terminate a lease or to purchase the underlying asset.

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The Company elected the package of practical expedients permitted under ASC 842 allowing it to account for its existing operating lease that commenced before the adoption date as an operating lease under the new guidance without reassessing (i) whether the contract contains a lease; (ii) the classification of the lease; or, (iii) the accounting for indirect costs as defined in ASC 842.

In considering its qualitative disclosure obligations under ASC 842-20-50-3, the Company examined its one lease for office space that has a fixed monthly rent with no variable lease payments and no options to extend. The lease is for an office space with no right of use assets. The lease does not provide for terms and conditions granting residual value guarantees by the Company, or any restrictions or covenants imposed by the lease for dividends or incurring additional financial obligations by the Company. The Company also elected a short-term lease exception policy and an accounting policy to not separate non-lease components from lease components for our facility lease, as we determined our right of use asset to be zero.

Consistent with ASC 842-20-50-4, for the Company's March 31, 2019, quarterly financial statements, the Company calculated its total lease cost based solely on its monthly rent obligation. The Company had no cash flows arising from its lease, no finance lease cost, short term lease cost, or variable lease costs. Our office lease does not produce any sublease income, or any net gain or loss recognized from sale and leaseback transactions. As a result, the Company did not need to segregate amounts between finance and operating leases for cash paid for amounts included in the measurement of lease liabilities, segregated between operating and financing cash flows; supplemental non-cash information on lease liabilities arising from obtaining right-of-use assets; weighted-average calculations for the remaining lease term; or the weighted-average discount rate.

The adoption of this guidance resulted in no significant impact to our results of operations or cash flows.

Note 11 - Subsequent Events, page 22

23. Please revise to address the following regarding your definitive material agreement with Unicast Equities, LLC entered into on May 1, 2019, and your Letter of Intent with Essence Farms, LLC signed on May 14, 2019, on page 22:

• Please revise to disclose the details and timing of any current or future commitments you made under either transaction.

Response: The Company will make the following revised disclosure to Note 11 Subsequent Events, now on page 25 of the amended 10-Q, concerning its letter of intent with Essence Farms, LLC:

On May 7, 2019, the Company signed a non-binding Letter of Intent with Essence Farms, LLC (“Essence”) to form a joint venture called Riverside Hemp Project to operate farming operations in California for the purpose of growing, cultivating, and harvesting legal industrial hemp for sale. The transaction is pending completion of a material definitive agreement. Essence maintains legal title to certain assets including, but not limited to: (i) city and state licenses for the growth and sale of hemp; (ii) means for the development of hemp growth, cultivation and production; and, (iii) 500 usable acres of land in Riverside County, California that has sufficient water, power and is sufficiently prepared for hemp cultivation.

The non-binding letter of intent provides that the Company will provide hemp seeds, genetics, management of operations and standard operating procedures for the project, including harvesting, manufacturing, extraction and distribution. Essence will provide its city and state licenses for the growth and sale of hemp from the project, and will assist in developing and securing distribution for industrial food service and retail aspects for the project. Essence will also provide use of its 500 usable acres of land in Riverside County, California that has sufficient water, power and is sufficiently prepared for hemp cultivation for the project.

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U.S. Securities and Exchange Commission

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The project is pending completion of a material definitive agreement that will detail the Company’s current and future commitments. However, based upon the non-binding letter of intent, the parties preliminarily understand that the project will be incorporated in California, consisting of one million authorized common shares. Of the authorized shares, the Parties preliminarily agree that 80% shall be issued to the Company and that 20% shall be issued to Essence. The Parties non-binding letter of intent also contains the understanding that, on an ongoing basis, the Company shall receive 80%, and that Essence shall receive 20% of the return of net profits on an ongoing basis. As additional consideration, the Company preliminarily agreed to commit to issuing to Essence $500,000 worth of its common stock with non-dilutive rights for a period of 12 months from the effective date of the letter of intent, and raising one million dollars in cash to cover startup costs and expenses based on an agreed “use of proceeds” budget.

As of the date of this filing, the project is pending completion and execution of a material definitive agreement.

Response: The Company will make the following revised disclosure to Note 11 Subsequent Events, concerning its letter of intent with Unicast Equities, LLC:

On May 1, 2019, the Company entered into a material definitive agreement with Unicast Equities, LLC and its affiliate Grantchester Equity, Ltd. to obtain a listing on the Vienna Stock Exchange for hempSMART, Ltd., a UK corporation and our wholly owned subsidiary, through a Luxembourg based holding company. We filed Form 8-K on May 3, 2019. The agreement provides that Unicast and Grantchester will provide consulting and advisory services to help us apply for a listing on the Vienna Stock Exchange. The process will include Unicast and Grantchester advising us in the creation of a Luxemborg domiciled holding company which will serve as a listing vehicle for hempSMART, Ltd. Unicast and Grantchester are independent contractors who will also advise us on regulatory and compliance matters.

The contract provided that the Company make an initial $50,000 payment, which the Company paid, and an additional $40,000 payment within thirty days of the contract date of May 1, 2019, which the Company failed to pay, and is in breach of this contract. The Company and Unicast are currently in negotiations to reform the payment schedule and contract amount.

• File the documents related to the Essence Farms agreements.

Response: The Company’s letter of intent with Essence Farms is included as an exhibit to its amended Form 10-Q/A-2.

Management's Discussion and Analysis, page 24

24. Revise to provide the investment and joint venture rollforward similar to that provided in your Form S-1 for the periods presented here. Update the rollforward to address the relevant comments, including addition of the debt related to those investments.

Response: The Company will revise to provide both the impairment and debt tables; see pages 31-32 of the amended Form 10-Q:

Item 4. Controls and Procedures, page 32

25. Regarding your conclusion that your disclosure controls and procedures (DCP) were effective, please revise to address the following:

• Please tell us how you were able to conclude that your DCP were effective considering the fact that you did not file all your periodic reports in a timely manner. DCP should be designed to ensure that information disclosed in your reports filed or submitted under the Exchange Act is recorded, processed, summarized, and reported within the periods specified in the SEC’s rules.

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Response: Please refer to pages 37-38 of the Company’s amended Form 10-Q as follows:

Item 4 Disclosure Controls and Procedures

Management is responsible for establishing and maintaining adequate disclosure controls and procedures that are designed to ensure that information required to be disclosed by the Company in its Exchange Act reports is recorded, processed, summarized and reported within the time periods specified in the SEC's rules and forms, and that such information is accumulated and communicated to our management, including our principal executive officer and principal financial officer, as appropriate, to allow for timely and reliable financial reporting and the preparation of financial statements in accordance with accounting principles generally accepted in the United States of America.

As of the quarter ended March 31, 2019, our principal executive officer and principal financial officer completed an assessment of the effectiveness of our disclosure controls and procedures, to determine the existence of any material weaknesses or significant deficiencies. A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the company’s annual or interim financial statements will not be prevented or detected on a timely basis. A significant deficiency is a deficiency, or a combination of deficiencies, in internal control over financial reporting that is less severe than a material weakness, yet important enough to merit attention by those responsible for oversight of the registrant's financial reporting.

Management identified the following material weakness which has caused management to conclude that, as of March 31, 2019, our disclosure controls and procedures were not effective:

(1) a lack of organizational controls designed to allow us to gather and provide our auditor timely documentation concerning our joint ventures’ financial records. This material weakness causes us to not be able to provide reasonable assurances that transactions are recorded as necessary to permit preparation of financial statements in accordance with US GAAP, and effectively close our books in a timely fashion and report to the Commission consistent with its rules and forms.

Management also identified the following significant deficiency which has caused management to conclude that, as of March 31, 2019, our disclosure controls and procedures were not effective:

(2) a procedural failure to update our disclosures to include relevant accounting standards updates.

Changes in Internal Control over Financial Reporting.

In order to address the material weakness and significant deficiency, we made the following changes to our internal control over financial reporting:

(1) After our year ended December 31, 2018, we considered and approved on May 28, 2019, an internal audit sub-committee, led by independent director Robert Coale, to obtain timely information on a weekly basis on the status of our joint ventures, the respective budgets and expenses and variances on balances. Mr. Jesus Quintero, our Chief Financial Officer, has monitored, reviewed and to the extent he deemed prudent, tested Mr. Coale’s work since inception of the internal audit sub-committee. Mr. Coale has reported to the Board of Directors on the status of each joint venture on a weekly basis, along with a discussion of the ability to sell and liquidate inventory and to also advised concerning funding. Although we believe our implementation of this framework will provide an effective preventative control that will allow us to provide our auditor timely information about our joint ventures so that we can close our books in a timely fashion and file our reports to the Commission consistent with its rules and forms, our internal sub-committee has been operational for approximately one month, and so our evaluation of its effectiveness may not be complete and will require further review, assessment and disclosure. This material weakness remains unremedied.

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(2) We included as part of our closing process a checklist to review and update accounting standard updates to be reviewed and approved by our Chief Financial Officer and auditor for inclusion in our Commission filings. We expect that this measure will insure that our disclosures include the appropriate accounting standards updates and remedy the significant deficiency. Therefore, we believe this significant deficiency to be remedied.

Sincerely yours,

MAILANDER LAW OFFICE, INC.

/s/ Tad Mailander

Tad Mailander

ACKNOWLEDGEMENT

On behalf of Marijuana Company of America, Inc. [the Company], I hereby acknowledge:

  The Company is responsible for the adequacy and accuracy of the disclosure in the filing;
  Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and,
  The company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

/s/ Donald Steinberg

Donald Steinberg

Chief Executive Officer

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